China Ritar Power Corp.
Room 405, Tower C, Huahan Building,
16 Langshan Road, North High-Tech Industrial Park,
Nanshan District,
Shenzhen, China, 518057

August 3, 2007

By EDGAR Transmission and by Hand Delivery

Mr. Jay Mumford
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	China Ritar Power Corp.
Registration Statement on Form S-1 Filed May 14, 2007
File No. 333-142942

We hereby submit the responses of China Ritar Power Corp. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 11, 2007, providing the Staff’s comments with respect to the above referenced registration statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

1.
Given the nature and size of the transaction being registered, advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Company Response: The Company believes that the proposed offering being registered under the Registration Statement is appropriately characterized as secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Despite the size of the transaction being registered, we do not believe that it should be characterized as a primary offering for which Rule 415 would not be available for the following reasons:

The securities covered by the Registration Statement are being registered on behalf of 35 unaffilated selling stockholders and not on behalf of the Company.

Rule 415(a)(1)(i) states in relevant part as follows:

“(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that:

(1) The registration statement pertains only to:

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.”

The resale Registration Statement covers 9,539,900 shares of our common stock, representing shares, and shares underlying warrants, currently held by thirty-five (35) selling stockholders named in the Registration Statement. None of the selling stockholders is a subsidiary or parent company of the Company. The Company will not receive any of the proceeds of the offering by the selling stockholders. In addition, the Company has no arrangement, express or implied, with any of the selling stockholders for the purpose of selling any shares of common stock or with respect to the use of proceeds therefrom.

Approximately 86% (30 of 35) of the selling stockholders named in the Registration Statement, holding an aggregate of approximately 87% of the shares of common stock to be registered (8,328,034 of 9,539,900 shares), acquired such securities in connection with our February 2007 reverse merger with Ritar International Group Limited (“Ritar International”) and our contemporaneous private placement of common stock (the “February 2007 Private Placement”).

•
The twenty-four accredited investors in our February 2007 Private Placement are selling stockholders in the Registration Statement and are seeking to register an aggregate of 7,906,524 shares of common stock. We issued and sold an aggregate of 5,724,292 shares of our common stock for approximately $12.25 million to an aggregate of twenty-four (24) accredited investors in the February 2007 Private Placement. In addition, we granted to these investors three-year warrants to purchase 1,317,746 shares of our common stock at $2.78 per share (1,271,017 of such shares remain issuable upon the exercise of such warrants).[1] We are contractually obligated to register the shares of common stock issued and issuable to purchasers in the February 2007 Private Placement. The Registration Statement is being filed to satisfy such registration obligation.

1 In the February 2007 Private Placement, our CEO and largest shareholder, Mr. Jiada Hu, also sold an aggregate of 864,486 shares of common stock to the same investors for $1,850,000. The Company did not receive any of the proceeds of such sale. Each investor was granted a three-year warrant to purchase a number of shares equal to the number of shares that he or she acquired from the Company and Mr. Jiada Hu in the February 2007 Private Placement.

•
Our placement agent in the February 2007 Private Placement, Roth Capital Partners, LLC (“Roth Capital”), is also a selling stockholder in the Registration Statement. In connection with February 2007 Private Placement, we paid Roth Capital a placement agency fee of $600,249 and granted Roth Capital a warrant for the purchase of 286,215 shares of our common stock with the exercise price of $2.14 per share. We are also contractually obligated to register the shares underlying our placement agent’s warrants together with the shares issued in the February 2007 Private Placement.

•
Certain of our consultants retained in connection with the February 2007 Private Placement are also selling stockholders in the Registration Statement. Heritage Management Consultants, Inc. Zhang Qiang, Gerry Pascale, Sheldon Saidman and Yidong Cui are seeking to register an aggregate of 135,295 shares of common stock. We are also contractually obligated to register our consultants’ shares together with the shares issued in the February 2007 Private Placement.

In addition to the securities issued in connection with the February 2007 Private Placement, the Registration Statement includes shares issued by the Company in previous private placements. We are also contractually obligated to register the following shares:

•
1,100,000 shares are being registered on behalf of Halter Financial Investments, L.P. (“HFI”) and Halter Financial Group, L.P. On May 18, 2006, we entered into a stock purchase agreement with Halter Financial Investments, L.P., a Texas limited partnership (“HFI”), pursuant to which on June 30, 2006, we sold to HFI an aggregate of 1,100,000 post-split restricted shares of our common stock in exchange for $275,000. Following completion of this transaction, HFI owned approximately 78.6% of the Company’s issued and outstanding shares of common stock and the transaction resulted in a change of control of the Company. The subject shares were sold to HFI without registration under the Securities Act, in reliance on the exemption from such registration requirements provided by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) for transactions not involving any public offering.

•
111,866 shares are being registered on behalf of Mr. T. Kent Rainey, Mr. William P. Archer and Ms. Vicki L. Rainey, our former officers and directors, who acquired such amount of shares of our common stock in March 1999.

The selling stockholders in the Registration Statement therefore consist of various third party accredited investors, our placement agent and consultants in the February 2007 Private Placement and certain former officers and directors of the Company. We believe that these selling stockholders are the class of stockholders that typically and most frequently utilize Rule 415 for the registration process and, indeed, are precisely the type of stockholders for whom Rule 415 is intended to serve.

The factors set forth in the Manual of Publicly Available Telephone Interpretations (the “Telephone Interpretations”) No. D-29 weigh heavily in favor of our conclusion that the transaction to be registered should be deemed as a secondary offering.

The Company believes that the factors set forth in Telephone Interpretation No. D-29 are relevant to the transaction covered by the Registration Statement and weigh heavily in favor of our conclusion that the transaction to be registered should be deemed as a secondary offering rather than a primary offering.

The Staff noted in Telephone Interpretation No. D-29 that if an “offering is deemed to be on behalf of the issuer, the Rule [415] will in some cases be unavailable” and “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (emphasis added). The Company has examined each of the enumerated factors in Telephone Interpretations No. D-29 and believes that the facts demonstrate that the selling stockholders are engaged in secondary resales and are not, and were not, acting as underwriters. Each of these factors is discussed below.

(a) How long the selling shareholders have held the shares

Among the 9,539,900 shares to be registered in the Registration Statement, there are 7,982,668 outstanding shares of our common stock and 1,557,232 shares issuable upon the exercise of warrants held by the selling stockholders. Thirty (30) selling stockholders holding 8,328,034 out of 9,539,900 shares to be registered acquired their shares in connection with the February 2007 Private Placement transaction. These selling stockholders have held their shares for over five months. The other five (5) selling stockholders acquired their shares earlier than the February 2007 Private Placement. Among them, three selling stockholders have held their shares for more than eight years. Each of these selling stockholders also represented and warranted to the Company that it acquired the securities for investment purposes and not with the intention of effecting a distribution therof.

In addition, there is very limited trading volume in our common stock. According to Yahoo! Finance, our average trading volume of the most recent three months is about 307 shares per day. We believe that the sale into the public market of any significant portion of the 9.5 million shares being registered would currently dramatically reduce the price such selling stockholders would receive, thereby severely reducing the value of their investment in the Company. Therefore, we believe that it is unlikely that the selling stockholders can or will sell a significant portion of the shares pursuant to the Registration Statement in the near future, but instead will continue to hold most of their shares for an extended period. Nevertheless, the selling stockholders seek to register their shares in order to be able to establish a more accurate valuation of their shares and to be able to sell such shares in a timely manner when, and if, our trading volume supports such sales. The availability of additional shares for sale will, of course, help the Company establish and maintain a healthy trading market, which will increase stockholder value.

(b) Circumstances under which the selling shareholders received them

All the shares being registered for resale under the Registration Statement were issued over the course of a number of years in reliance upon an exemption from registration set forth in Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”). As disclosed above, 8,192,739 out of 9,539,900 shares to be registered were acquired by 25 selling stockholders in connection with the February 2007 Private Placement transaction. Among them, 15 are institutional investors and 9 are individual investors. All of the terms of the private placement transactions, including without limitation the purchase price and the resale registration rights, were established in arms’ length negotiations between parties. All private placement transactions have been completed and are not ongoing. The selling stockholders’ purchase price, if applicable, in each private placement transaction was fully committed, at market risk and irrevocably paid at closing. In addition, at the time the securities were issued to the selling stockholders, the selling stockholders could not, after they paid for and acquired the securities being registered, immediately sell those securities in the public markets. All of the securities outstanding to be registered bore restrictive legends prohibiting public sale absent registration or the availability of an exemption from the registration requirements of the Securities Act.

(c) The investor’s relationship with the issuer

None of the selling stockholders are, as of the date hereof or was, as of the date the initial Registration Statement was filed, “a subsidiary of the registrant or a person of which the registrant is a subsidiary.” None of them are currently officers or directors of the Company. In addition, none of the investors in the February 2007 private placement transaction had any prior relationship with us and prior to the private placement transaction did not own any stock of the Company.

With the exception of one selling stockholder, Pope Investments LLC (“Pope”), which beneficially owns about 12.74% of our common stock, none of the other selling stockholders participating in the offering beneficially owns more than 10% of our common stock. Although Pope’s beneficial ownership exceeded 10% of the outstanding common stock, we believe it is not an affiliate because Pope is neither an officer nor has any board or other control positions or relations to the Company. According to Rule 405 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), affiliate is “a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.” Furthermore, while Rule 10A-3(e)(1)(ii)(A) of the Exchange Act states that a person is not deemed to be in control person if that person does not beneficially own more than 10% of an issuer’s voting securities and not an executive officer, Rule 10A-3(e)(ii)(B) provides that the above definition does not create a presumption in any way that a person exceeding the ownership requirement under Rule 10A-3(e)(1)(ii)(A)(1) controls or is otherwise an affiliate of a specified person. Relying only on its beneficial ownership of 12.74% of our common stock, Pope has no ability to directly or indirectly control the actions of the Company either by contract of management or exercise of voting rights. Therefore, we believe that none of the selling stockholders is an affiliate of the Company.

Even if Pope were considered as an affiliate, the inclusion of an affiliate as a selling stockholder does not prevent a registered resale offering from being considered as a valid secondary offering under Rule 415(a)(1)(i). Telephone Interpretations No. D-38 provides that “[a]side from parents and subsidiaries, affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may maker offerings which are deemed to be genuine secondaries.” In Telephone Interpretations No. H-20, the Staff made it clear again that “secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 relating to secondary offerings, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.”

Our case is entirely consistent with the Staff’s view in the above quoted Telephone Interpretations. In our case, Pope’s beneficial ownership is only about 12% of our outstanding common stock. Moreover, there are no facts in our case that indicate Pope is acting as a underwriter. All of our selling stockholders, including Pope, acquired subject securities for investment purposes without a view toward resale or distribution. Please see more discussion under the heading “Whether the sellers are in the business of underwriting securities.”

(d) The Amount of Shares Involved

As of the date hereof, we had 19,000,996 shares of common stock outstanding. The selling stockholders seek to register 9,539,900 shares of common stock (including 1,557,232 underlying shares issuable upon exercise of outstanding warrants), or approximately 50.2% of the outstanding shares.

The issue raised by the Staff is whether the offering described in the Registration Statement should be viewed as a secondary or primary offering due to the number of shares being registered. Although we understand that the Staff is particularly concerned about convertible securities with “toxic” provisions and transactions in which an inappropriate percentage of outstanding securities are being registered, we do not believe that the percentage of our outstanding common stock that is being registered for resale under the Registration Statement should prevent us from relying on Rule 415(a)(1)(i). Instead, we believe that it is typical and reasonable for a Company, like us, with a recent reverse merger, to register an amount of shares exceeding 1/3 of its outstanding, non-affiliate shares.

As we disclosed in the Registration Statement, from our inception in 1985 until February 16, 2007 when we completed a reverse acquisition transaction with Ritar International, we were a blank check company and did not engage in active business operations. On February 16, 2007, we completed a reverse acquisition transaction with Ritar International whereby we issued to the shareholders of Ritar International 11,694,663 shares of our common stock in exchange for all of the issued and outstanding capital stock of Ritar International. Ritar International thereby became our wholly owned subsidiary. Contemporaneous with the reverse acquisition of Ritar International, we also completed the February 2007 Private Placement through which 8,192,739 out of 9,539,900 shares to be registered were acquired by the selling stockholders listed in the Registration Statement. The large number of shares being issued in the private placement transaction was driven primarily by our capital needs for further business development based upon the best per share price that we were able to negotiate under the circumstances. As a post-closing covenant, we have the contractual obligation to register the shares of our common stock sold to the investors in the private placement as well as shares of common stock issuable exercise of the warrants we issued to these investors and the placement agent within a pre-defined period. Given the fact that 8,192,739 out of the 9,539,900 shares (approximately 86%) to be registered in the Registration Statement were issued or are issuable upon the exercise of our outstanding warrants that were granted in connection with the reverse acquisition and the February 2007 Private Placement, we believe that the amount of shares to be registered under the Registration Statement are appropriate and Rule 415 should be applicable in our case.

(e) Whether the sellers are in the business of underwriting securities

All of the selling stockholders in the Registration Statement are either private investment funds, individual investors or placement agent. Except as disclosed below, to our knowledge and based on reasonable inquiry, none of selling stockholders is a registered broker-dealer or an affiliate of a broker-dealer.

•	Roth Capital, the placement agent for the February 2007 Private Placement transaction, is a registered broker-dealer and a member of NASD.

•	Stewart R. Flink, a manager of Crestview Capital Partners, LLC, the sole manager of Crestview Capital Master, LLC (“Crestview Capital”), owns Dillon Capital, Inc., a broker-dealer with NASD.

As we disclosed in the Registration Statement, Roth Capital, as the private placement agent of the February 2007 Private Placement, received a placement agency fee of $600,249. The 286,215 shares of our common stock to be registered in the Registration Statement on behalf Roth Capital are issuable upon the exercise of a warrant with an exercise price of $2.14 per share issued by us as a small part of compensation to Roth Capital. In addition, we are registering on behalf of Crestview Capital, an institutional investor in the February 2007 Private Placement, 168,228 shares of our common stock. Given the limited number of shares that both Roth Capital and Crestview Capital are offering for sale compared to the total number of shares being offered for sale (about 4.76%), as well as compared to the number of shares of our common stock outstanding (about 2.39%), we believe that the inclusion of Roth Capital and Crestview Capital in the offering as selling stockholders should not raise concerns of underwriting activities or intent.

In addition, each of the selling stockholders has represented in writing to us that it is not and has never been an underwriter or related person or a person associated with an underwriter or related person, including, without limitation, with respect to the proposed public resale of the shares covered under the Registration Statement. Each selling stockholder purchased or acquired the shares in the ordinary course of business and that at the time of the purchase or acquisition of the shares to be resold hereunder, it had no intention to participate in any capacity in the proposed public resale of such shares. Moreover, no issuance of shares covered by this Registration Statement were conditioned upon the prior effectiveness of a registration statement or otherwise the selling stockholder’s ability to resell the underlying shares.

(f) Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer

The selling stockholders are not acting as a conduit for the Company. As described above, all the shares being registered for resale under the Registration Statement were issued pursuant to valid and customary Section 4(2) private placement transactions negotiated at arms’ length between parties. We believe none of the selling stockholders are affiliates of the Company and all but one of the selling stockholders hold significantly less than 10% of our outstanding securities. Our current executive officers and directors are not allowed to offer, pledge, sell, contract to sell or otherwise transfer or dispose of any of their shares of our common stock, during the period prior to the 12-month anniversary of the date that the registration statement required by a registration rights agreement between us and the February 2007 private placement investors, dated February 16, 2007, is first declared effective by the Commission.

In addition, each of the selling stockholders bears the full economic and market risk relating to its investment for the period prior to the date that the Registration Statement is ultimately declared effective and the shares sold thereunder (or under an applicable exemption from registration). Each of the selling stockholders has already purchased and fully paid for or otherwise given valuable consideration for the shares of common stock that the selling stockholders are proposing to resell. With respect to the 1,557,232 underlying shares issuable upon exercise of outstanding warrants that we are registering under the Registration Statement, pursuant to Telephone Interpretations, Supplement March 1999, Securities Act Sections, Section 3S(b), “[i]n a PIPE transaction, the staff will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2) exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the registration statement.” Our case is entirely consistent with the rule as all the warrants have a fixed exercise price and were issued by us to the relevant selling stockholders on February 16, 2007 when we closed the private placement. We will not receive any proceeds from sales of the securities by the selling stockholders, except to the extent of the cash exercise price paid upon the exercise of warrants that are registered under the Registration Statement, and we have no agreement or arrangement with any of the selling stockholders regarding the use of any such proceeds. As a result, each of the selling stockholders has been subject to not only market risk, but also the risk that the Registration Statement would not be declared effectively promptly, for a significant period of time.

Given the breadth of holdings of the selling stockholders, and the lack of affiliation of the selling stockholders with us, as well as the other factors described above, we respectfully submit that no selling stockholder is acting as a conduit of the Company. Instead, this registration is simply a secondary offering being registered as required by the controlling documents relating to the Company’s issuances of its common stock in various transactions.

2.	Confirm that you are not including in the registration statement the shares held in escrow with the Securities Transfer Corporation, or, if they are included, please remove them.

Company Response: We hereby confirm that we are not including in the Registration Statement the shares held in escrow with the Securities Transfer Corporation.

3.
We note that the lists of your top ten clients for 2005 and 2006 on page 35 of your Form S-1 include Porsoo Electronic Inc., a “ [t]elecommunications operator in Iran.” We also note the disclosure that on January 1, 2007, you terminated your business relations with Porsoo. In light of the fact that Iran is identified as a state sponsor of terrorism by the U.S. State Department and is subject to U.S. economic sanctions and controls, please discuss your dealings with Porsoo. Include a description of your products sold to Porsoo and their uses, and a description of Porsoo and its operations, including whether it is a government-controlled entity. Please also describe and discuss any other current, past and/or anticipated operations in or other contacts with Iran, whether directly or through subsidiaries and/or other indirect arrangements. Discuss the materiality to you of your Iranian contacts in light of Iran’s status as a state sponsor of terrorism. Please also discuss whether the contacts constitute a material investment risk to your security holders.

Company Response:  Prior to completion of the reverse acquisition transaction with Ritar International on February 16, 2007 whereby Ritar International became our wholly owned subsidiary, Ritar International’s Chinese subsidiary, Shenzhen Ritar Power Co. (“Ritar Shenzhen”) sold valve-regulated lead-acid or VRLA batteries to Porsoo Electronic Inc. (“Porsoo”). To our knowledge, Porsoo is a private Iranian corporation manufacturing uninterrupted power supply or UPS, not affiliated with the Iranian government. Our VRLA battery is a component of Porsoo’s UPS product. In August 2006, Ritar Shenzhen voluntarily determined to cease all sales to Porsoo. On October 9, 2006, Ritar Shenzhen and Porsoo reached an agreement to terminate their business relations effective January 1, 2007.

Since Ritar Shenzhen’s contacts with Iran were terminated before it became our indirect subsidiary on February 16, 2007, as a U.S. public company, we did not engage in any of such activities. There was no involvement, directly or indirectly, in terms of approval, financing, facilitation or guarantee by any U.S. person employed by us or any of our U.S. affiliates. No goods produced in the United States were sold into Iran, and no raw materials of U.S. origin were used in producing the products sold into Iran. In addition, Ritar Shenzhen is a Chinese company and its business transaction with Porsoo was permissible under the applicable Chinese laws. Currently, we do not have any existing, or anticipated operations in or contacts with Iran, directly or through subsidiaries or other indirect arrangements. Therefore, we do not believe that our Chinese subsidiary’s past contacts with an Iranian private corporation constitute a material investment risk to our security holders.

4.
Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of any revenues, assets and liabilities associated with Iran. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. Pennsylvania’s General Assembly has passed a resolution mandating assessment and reporting of state pension fund assets invested in companies that do business with certain U.S.-designated state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran.

Company Response:   As indicated in our Registration Statement filed on May 14, 2007, sales revenues generated from Ritar Shenzhen’s business activities with Porsoo during the years ended December 31, 2005 and 2006 were approximately $1.08 million and $2.0 million, which represented approximately only 4.6% and 4.9%, respectively, of our total revenues during such periods. We have never had any equity investments, facilities, employees or a physical presence in Iran. Accordingly, we believe that Ritar Shenzhen’s past business contacts with Porsoo are quantitatively immaterial to our business, financial condition and results of operations.

From a qualitative and reputational perspective, Ritar Shenzhen’s sales of civilian products, VRLA batteries, to a private company in Iran were purely commercial and were not related to the government of Iran’s support for terrorist groups.

We are aware that some states have introduced legislation requiring investment managers for public pension funds to report or to divest portfolio investment in companies having business contacts with certain U.S.-designated state sponsors of terrorism. Because we have no current or anticipated business contacts with Iran, there is no reason for us to be identified by these states as a company that conducts business with a state sponsor of terrorism.

For the above reasons, as we stated in our response to comment No.3, we do not believe that our Chinese subsidiary’s past contacts with Iran constitute a material investment risk to our security holders. Similarly, we do not believe that our reputation and share value would be negatively affected from the perspective of a reasonable investor as a result of our past business relations with a private Iranian company.

5.
Please discuss for us possible military uses of the products and any services, you have provided into Iran. Please also discuss whether and how, to the best of your knowledge, understanding or belief, the products and services have been used by the Iranian government.

Company Response:  As we stated in our response to comment No.3, Ritar Shenzhen sold VRLA batteries to Porsoo before January 1, 2007. These civilian products were used by Porsoo in the manufacture of its UPS products for benefiting the life of ordinary civilians in Iran. A UPS is typically used to protect computers, telecommunication equipment or other electrical equipment where an unexpected power disruption could cause injuries, fatalities, serious business disruption or data loss. To the best of our knowledge and belief, we are not aware of circumstances in which Porsoo’s UPS products containing our VRLA batteries were used by the Iranian government.

Selected Financial Data, page 14

6.
Please rearrange tabular information throughout the filing to present financial statement data in a consistent chronological order. For instance, Selected Financial Data is not presented in the same chronological order as the basic financial statements or the summary data from page 4. Refer to SAB Topic 11-E.

Company Response: We have rearranged tabular information throughout the Registration Statement to present financial statement data in a consistent chronological order.

Selected Quarterly Financial Information, page 15

7.
Please disclose the factors responsible for the significant increase in revenue; in the fourth quarter of 2005. Also explain factors responsible for the significant decrease in profitability in the fourth quarter of 2006.

Company Response: We inadvertently misstated the revenue of the third and fourth quarters of 2005. We have revised our disclosure of the revenue data of these two quarters as follows:

	Three Months Ended (thousands except per share data)
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	Total
Revenues	3,856	5,233	7,002	6,726	22,817
Gross Profit	712	882	1,255	1,162	4,011
Net Income	93	228	193	547	1061
Net Income per Share
Basic	0.008	0.019	0.016	0.047	0.091
Diluted	0.008	0.019	0.016	0.047	0.091

As the revised revenue data discloses, there was no significant increase in revenue in the fourth quarter of 2005, but a slight decrease in revenue by 4% compared with the revenue in the third quarter of 2005. However, we had a stable gross profit ratio for each quarter from 16.9% to 18.5%, and the average gross profit for the year was 17.6%.

The significant decrease in profitability in the fourth quarter of 2006 was mainly attributable to the following two factors:

(1)
The price of the battery plate, which is the main component part of our products, increased significantly in the fourth quarter of 2006. We were not able to raise our selling price during this period and therefore the gross profit decreased by 7% compared with that in the third quarter of 2006. In the first quarter of 2007, we were able to raise our selling price which resulted in a higher gross profit margin than that of the last quarter of 2006.

(2)
In addition, in the fourth quarter of 2006, we had an increase in legal and professional fees of $150,000 relating to our public listing and an increase in the foreign exchange loss of $190,000. This exchange loss was generated from our sales transactions that were denominated in foreign currencies, received from our export sales, as the value of the Chinese currency, Renminbi, increased in comparison to other foreign currencies in the fourth quarter of 2006.

Obligations Under Material Contracts, page 23

8.
Please expand to describe the $103.3 million obligation with Songmu Industrial Park as disclosed in Note 24 to the Form 10-Q as of March 31, 2007. Disclose when you expect to fund the obligation and how you intend to raise the required financing. Please make full disclosure about your obligations under the arrangement.

Company Response:  As we previously disclosed in the Form 10-Q/A filed with the Commission on May 30, 2007, our Chinese subsidiary Ritar Shenzhen entered into an agreement for stationing project into industrial park (“Songmu Investment Agreement”), dated as of April 15, 2007, with the Administrative Committee of Songmu Industrial Park, Henyang City, Hunan Province, China (“Songmu Industrial Park”). Under the Songmu Investment Agreement, Ritar Shenzhen agreed to invest approximately $103.34 million in aggregate to produce lead-acid batteries in its new subsidiary Hengyang Xingruifeng Power Co., Ltd., located in this industrial park. The project will be constructed in three phases within the next four years, which began this past April. Songmu Industrial Park agreed to grant to Ritar Shenzhen the land use rights over a land plot with an area about 266,667 square meters at approximately $9.35 per square meter, subject to the approval of relevant governmental authority. For the first phase investment, Ritar Shenzhen has already invested $2.5 million under the Songmu Investment Agreement on April 20, 2007. We intend to finance the remaining portion of the cash necessary for the project through a combination of our own internally generated cash and bank financing.

On June 29, 2007, we filed a current report on Form 8-K with the Commission, in which we disclosed that on June 26, 2007, Ritar Shenzhen and Songmu Industrial Park entered into a supplemental agreement (“Supplemental Agreement”) that revised the structure of Ritar Shenzhen’s investment requirement contained in the Songmu Investment Agreement which, among other things, provided the following:

•	decreased Ritar Shenzhen’s required investment amount during the first phase construction from RMB 0.2 billion (approximately $26.2 million) to RMB 0.12 billion (approximately $15.7 million);

•
provided Ritar Shenzhen with the option, exercisable in its sole discretion, to proceed to the second and third phase investments depending on the investment environment in the Songmu Industrial Park and the availability of Ritar Shenzhen’s capital;

•
granted Ritar Shenzhen the land use rights at RMB 48,000/mu (approximately $9.35 per square meter) for the first phase construction regardless whether Ritar Shenzhen elects to conduct the investment in the second and third phases; and

•	reserved the land contemplated by the Songmu Investment Agreement for Ritar Shenzhen’s second and third phase investments until December 2008 and October 2009, respectively.

Except with regard to the foregoing, all other terms and conditions of the Songmu Investment Agreement are not changed by the Supplemental Agreement and the Songmu Investment Agreement remains in full force and effect as amended by the Supplemental Agreement. A copy of the Songmu Investment Agreement and a copy of the Supplemental Agreement were filed as Exhibit 10.1 to our quarterly report on Form 10-Q/A filed on May 30, 2007 and Exhibit 10.1 to our current report on Form 8-K filed on June 29, 2007, respectively.

Critical Accounting Policies, page 24

Use of Estimates, page 25

9.
Tell us where your financial statements include disclosure about goodwill, environmental accruals, defined benefit plans and long-term contracts. Alternatively, please customize the disclosure to specifically address matters factually relevant to your financial statements. Please similarly revise the parallel disclosure presented in the notes to financial statements.

Company Response:  Per the Staff’s comments, we have considered the matters including goodwill, environmental accruals, defined benefit plans and long-term contracts and concluded that the above matters are not factually relevant to our financial statements. We have revised our disclosure of Use of Estimates to specifically address matters factually relevant to our financial statements, which now provides that:

Use of estimates

The preparation of the Company’s financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The financial statements include some amounts that are based on management’s best estimates and judgments. These accounts and estimates include, but are not limited to, the valuation of accounts receivable, other receivables, inventories, deferred income taxes, and the estimation on useful lives of property, plant and equipment. These estimates may be adjusted as more current information becomes available, and any adjustment could be significant.

Ritar International Group Limited Financial Statements

10.	Please update the financial statements when required by Rule 3-12 of Regulation S-X.

Company Response:  We have updated our financial statements by including our condensed consolidated financial statements for the three months ended March 31, 2007. We have also updated the Registration Statement throughout to reflect to such change.

Report of Independent Registered Public Accounting Firm, page F-1

11.	We note that your independent auditors are based in Utah while your principal operations are in China. Please respond to the following:

•	Tell us where your accounting records are located, including the language in which your accounting records are maintained and on what basis of GAAP.

•
Tell us where the audit fieldwork was performed (including who specifically performed that fieldwork). Describe the extent to which fieldwork in China was performed by employees of your US based auditors. Identify any other audit firms participating in that fieldwork and describe the extent of their participation.

•
If your auditors relied on the work of another accounting firm to perform work in China, please have your auditors tell us how they satisfied the relevant requirements of the PCAOB in determining that such reliance was appropriate, including how they determined that it was not necessary to make reference to the other firm in their audit report.

•	Please describe your internal expertise in US GAAP; and, identify who at your company takes responsibility for determining how to appropriately apply US GAAP in preparing your financial statements.

•
If the accounting records and supporting documents are in other than English, tell us how your auditors were able to read those documents. Describe your auditors’ expertise in reading and speaking Chinese. Specifically address audit firm employees performing fieldwork in China.

Overall, the response should fully explain how the US based auditors were able to successfully complete the audits of the Chinese operations. We may have additional questions after reviewing your response.

Company Response:  Our US audit firm is Child, Van Wagoner & Bradshaw, PLLC (“Child, Van Wagoner & Bradshaw”) with two offices in Utah and a team of contract employees in Hong Kong. They serve a relatively large number of clients throughout China, many of whom are registrants.

Our accounting records are held and maintained in China and are produced in the functional currency. Once the financial statements are compiled according to US GAAP, they are translated into U.S. Dollars.

The audit fieldwork was jointly performed by Child, Van Wagoner & Bradshaw’s Hong Kong team and Baker Tilly, Shanghai, at our facility in China. Both public accounting firms are PCAOB registered. Both firm’s employees are fluent in the language. Child, Van Wagoner & Bradshaw facilitated the planning and oversight of audit procedures performed, as well as evaluating levels of inherent, control and audit risk. Child, Van Wagoner & Bradshaw also had a team from the U.S. consisting of two partners and a Senior Manager that visited our China facility where they assessed Baker Tilly’s expertise and provided on-site training and supervision. Once the fieldwork was performed, the workpapers were then sent to the U.S. office of Child, Van Wagoner & Bradshaw in Salt Lake City, Utah. The audit work is reviewed on a Senior, Manager and two concurring Partner levels.

Our CFO is responsible for our financial reporting and he has extensive knowledge on US GAAP, and we have employed outside US GAAP financial consultants to work with us on financial reporting under US GAAP and SEC compliance.

Child, Van Wagoner & Bradshaw’s Hong Kong team and Baker Tilly are native Chinese and are able to communicate with the client on the fieldwork level. Any and all information relevant to the review and opinion of the audit workpapers were translated into English. Child, Van Wagoner & Bradshaw’s Utah office employs a Senior Manager fluent in Mandarin Chinese. Child, Van Wagoner & Bradshaw maintained constant communication with China Ritar Power as well as Baker Tilly. All and any review comments concerning workpaper completeness were addressed via communications with China Ritar Power, Child, Van Wagoner & Bradshaw’s Hong Kong team and Baker Tilly, Shanghai.

Consolidated Balance Sheets, page F-2

12.
Please restate the equity sections of the Consolidated Balance Sheets and the related Consolidated Statements of Shareholders’ equity for the recapitalization reverse merger consummated in February 2007.

Company Response:  Per the Staff’s comments, we have restated the equity sections of the Consolidated Balance Sheets and the related Consolidated Statements of Shareholders’ equity for the recapitalization reverse merger consummated in February 2007.

Consolidated Statements of Income and Comprehensive Income, page F-3

13.	Please restate weighted-average shares for all periods to reflect the equivalent number of shares received by the acquiring company in the recapitalization reverse merger consummated in February 2007.

Company Response:  We have restated weighted-average shares for all periods to reflect the equivalent number of shares received by the acquiring company in the recapitalization reverse merger consummated in February 2007

Consolidated Statements of Cash Flows, page F-5

14.
Please tell us why it is appropriate to report the items “deferred offering costs” and “restricted cash” in operating cash flows. For each item explain why the classification is appropriate under SFAS 95. This comment also applies to the Form 10-Q as of March 31, 2007. Revise the statements if necessary to conform to SFAS 95.

Company Response:  Per the Staff’s comments, we have revised the Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004 and the Consolidated Statements of Cash Flows for the three months ended March 31, 2007 and 2006 by reclassifying the items “deferred offering costs” and “restricted cash” as financing activities of the cash flows.

15.
Please tell us how your measurement of the affect of changes in exchange rates on cash balances is consistent with paragraph 25 and Example 2 of Appendix C to SFAS 95. In that regard, also tell us why it is appropriate to present the cumulative translation adjustment as an item on the cash flow statement. This comment also applies to the Form 10-Q as of March 31, 2007.

Company Response:  Per the Staff’s comments, we have remeasured the effect of changes in exchange rates on cash balances and changed the cumulative translation adjustment to the translation adjustment for the specified period to reflect the proper accounting pursuant to paragraph 25 and Example 2 of Appendix C to SFAS 95.

Note 1, Organization and Basis of Preparation of Financial Statements, page F-6

16.
In the second, third and fourth paragraphs there are references to “transfers” of equity interests in Shenzhen Ritar among various parties. In a written response, please fully describe these transactions, including the underlying accounting applied. Show us that the accounting complies with GAAP. If there was no accounting recognition in the financial statements, please provide the basis in GAAP. We may have additional comments once we better understand the disclosure.

Company Response:  We have revised our disclosures of the second, third and fourth paragraphs of Note 1, which now provide that:

“In May 2002, Mr. Jianjun Zeng and Mr. Ju Liu invested $181,017.50 (equivalent to RMB1,500,000) to form Shenzhen Ritar. On July 10, 2002, Shenzhen Ritar increased its capital to $362,035 (equivalent to RMB3,000,000). On August 25, 2004, Mr. Jianjun Zeng and Mr. Ju Liu sold their shares to Mr. Jiada Hu and other individuals.

On September 10, 2004, Shenzhen Ritar declared a dividend of $603,391 (equivalent to RMB5,000,000) and converted it to capital at the same amount. The capital was increased to $965,426 (equivalent to RMB8,000,000).

According to share transfer agreements signed on April 11, 2005 and April 29, 2005 respectively, Mr. Gong Zhenjie and Mr. He Wanxiu sold the shares to Mr. Jiada Hu. After the transfer, Mr. Jiada Hu became the majority shareholder, owning 81% of the shareholdings.

On May 25,2006, Mr. Jiada Hu personally sold shares to other individuals., and there were other transfers among other individuals. After the transfers, Mr. Jiada Hu owns 78% of the shareholdings.”

The transactions stated above show the changes of ownership of Shenzhen Ritar from its incorporation to the time when Shenzhen Ritar’s former shareholders sold their shares of Shenzhen Ritar to Ritar International on July 22, 2006. We have concluded that we were not required to record these transactions and therefore, there was no accounting recognition in the financial statements under US GAAP.

17.
In the seventh paragraph you indicate that Ritar International paid $5 million to various parties for shares. Tell us how this transaction was accounted for and explain the basis in GAAP for the accounting. Tell us the source of the funds paid by Ritar International to the various individuals. We may have addition it comments once we better understand the disclosure.

Company Response:  We have revised our disclosure in the seventh paragraph of Note 1, which now provides that:

“On July 22, 2006, Ritar International entered into an agreement with all shareholders of Shenzhen Ritar to acquire all of the issued and outstanding stock of Shenzhen Ritar and its wholly-owned subsidiary, Shanghai Ritar (together “Shenzhen Ritar”). On November 21,2006, Ritar International paid $5,052,546 (RMB40,000,000) to the shareholders of Shenzhen Ritar to acquire all shares of Shenzhen Ritar’s common stock held by all stockholders. The source of the funds which paid by Ritar International to all shareholders of Shenzhen Ritar came from the capital contribution from Ritar International’s shareholders. Since the ownership of Ritar International and Shenzhen Ritar are the same, the merger was accounted for as a transaction between entities under common control, whereby Ritar International recognized the assets and liabilities of Shenzhen Ritar transferred at their carrying amounts. The reorganization was treated similar to the pooling of interest method with carry over basis.”

Note 2. Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

18.
Please tell us and revise your disclosure to better describe how you recognize revenue from product sales, identifying in each instance those events that would indicate that each criterion outlined in SAB Topic 13A has been met.

Company Response:  We have revised our disclosure under Revenue Recognition of Note 2 Summary of Significant Accounting Policies which now provides that:

Revenue Recognition

Revenue from sales of the Company’s products is recognized when the significant risks and rewards of ownership have been transferred to the buyer at the time when the products are delivered to and accepted by its customers, the price is fixed or determinable as stated on the sales contract, and collectibility is reasonably assured. Customers do not have a general right of return on products shipped. Products returns to the Company were insignificant during past years. There are no post-shipment obligations, price protection and bill and hold arrangements.

19.
If significant, please make disclosure about return policies, customer acceptance protocols and the accounting for credits and discounts. If applicable, also address any post-shipment obligations, price protection and bill and hold arrangements or confirm that there are none.

Company Response:  Per the Staff’s comments, we have revised our disclosure under Revenue Recognition of Note 2 Summary of Significant Accounting Policies by stating that “Customers do not have a general right of return on products shipped. Products returns to the Company were insignificant during past years. There are no post-shipment obligations, price protection and bill and hold arrangements.”

20.	We note from the business section that you provide one to three year warranties. Please disclose how you account for that obligation and, if material, provide the roll-forward required by FIN 45.

Company Response:  We account for our liability for product warranties in accordance with FASB Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” Under FIN 45, the aggregate changes in the liability for accruals related to product warranties issued during the reporting period must be charged to expense as incurred.

A tabular reconciliation of the changes in the guarantor’s aggregate product warranty liability for the reporting period. That reconciliation should present the beginning balance of the aggregate product warranty liability, the aggregate reductions in that liability for payments made (in cash or in kind) under the warranty, the aggregate changes in the liability for accruals related to product warranties issued during the reporting period, the aggregate changes in the liability for accruals related to preexisting warranties (including adjustments related to changes in estimates), and the ending balance of the aggregate product warranty liability.

The provision for warranty is as below:

Item	2006	2005	2004
Opening balance	$85,168	$60,827	$33,839
Warranty provision accrued	128,796	58,589	43,900
Paid during warranty period	88,550	34,248	16,913
Closing balance	$125,414	$85,168	$60,826

Per the Staff’s comment, we have revised Note 2. Summary of Significant Accounting Policies by providing the following disclosure:

Warranty

The Company maintains a policy of providing after sales support for certain products by way of a warranty program. Based on the past experience and characteristic of products, the Company provided 0.3% on the net sales as warranty expenses. During the years ended December 31, 2006, 2005 and 2004, the Company has provided warranty expenses amounting to approximately $128,796, $58,589 and $ 43,900 respectively where are included in selling expenses.

Research and Development Expenses. page F-8

21.	You indicate that research and development costs are capitalized once technological feasibility has been achieved. Please tell us how that policy is consistent with the provisions of SFAS 2.

Company Response:  We inadvertently misstated that the Company’s research and development costs are capitalized. The Company does not have any research and development costs that are capitalized. Instead, we have charged all research and development costs to expense when incurred and are included in the Company’s operating expenses. We have revised our disclosure in the Consolidated Financial Statements for the Years Ended December 31, 2006, 2005 and 2004 as follows:

Research and Development

The Company accounts for research and development costs in accordance with Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development Costs" ("SFAS 2"). Under SFAS 2, all research and development costs must be charged to expense as incurred. During the years ended December 31, 2006, 2005 and 2004, research and development costs expensed to operating expenses were approximately $213,628, $162,213 and $113,621 respectively.

Note 10. Short-term Loans, page F-15

22.	Please revise footnote (1), particularly the third sentence, to more clearly explain the terms of the financing. Please avoid using undefined terms such as “guarantee range” and “creditor period.”

Company Response:  Per the Staff’s comments, we have revised Note 10 to state that:

10. Short-term Loans

On March 6, 2006, our subsidiary Shenzhen Ritar entered into a credit facility agreement with DBS Bank (Hong Kong) Limited Shenzhen Branch, or DBS, pursuant to which DBS agreed to:

(1) provide Shenzhen Ritar a receivables based credit facility of up to RMB 2 million (approximately $0.25 million). Under this agreement, each advance must be repaid within three months of the issuance of the commercial invoice for the advance. Shenzhen Ritar agreed to pay an interest at a rate 35% higher than the People’s Bank of China prime rate.

(2) provide Shenzhen Ritar with separate Factor Financing facilities with aggregate credit availability of $932,912, which consist of (a) up to $300,000 Factor Financing facility and (b) up to RMB 5,000,000 or US dollar equivalent (approximately $ 632,912). Under this agreement, all funds borrowed must be repaid within three months of the issuance of commercial invoices of the factored receivables. Shezhen Ritar agreed to pay a fee based on a rate 45% higher than the People’s Bank of China prime rate if the advance is in RMB. Shenzhen Ritar also agreed to pay interest at a monthly rate of 2% of the outstanding balance.

Note 20, Commitments and Contingencies, page F-20

23.	Please make disclosure about the terms and conditions of the contingent rent arrangement referred in the last paragraph of the disclosure.

Company Response:  We have revised Note 20 per the Staff’s comments by deleting the reference to contingent rent arrangement since we did not have contingent rent arrangement. Note 20 now provides, in pertinent part, that:

“The Company recognizes lease expense on a straight-line basis over the life of the lease agreement. Total rent expense in continuing operations from operating lease agreements was $382,854, $307,690 and $294,633 for the years ended December 31, 2006, 2005 and 2004.”

Note 24, Geographic Information, page F-21

24.	Please identify and quantify the amount of sales in any individual country where the amount is material. Refer to paragraph 38 to SFAS 131.

Company Response:  We have revised Note 24 of the Consolidated Financial Statements for the Years Ended December 31, 2006, 2005 and 2004 to make the following disclosures with respect to the amount of our sales in any individual country where the amount is material:

24. Geographical Information

The Company has only one business segment, which is manufacturing and trading of rechargeable batteries. The Company’s sales by geographic destination are analyzed as follows:

	2006	2005	2004

PRC	$21,711,605	$13,997,096	$10,477,003

Outside PRC
- Hong Kong	3,780,156	3,081,827	1,582,929
- Germany	2,267,679	1,964,258	1,976,899
- India	4,656,352	98,718	-
- other countries, less than 10% of total sales individually	8,517,447	3,675,571	2,022,170
	19,221,634	8,820,374	5,581,998
Total net sales	$40,933,239	$22,817,470	$16,059,001

China Ritar Power Corp. Financial Statements

25.
You disclose that China Ritar Power was a blank check company and that the merger in February 2007 was accounted for as a recapitalization. The transaction you describe is not a business combination. Accordingly, please revise the filing to delete the pre-acquisition financial statements of the blank check company and the related pro forma data.

Company Response:  Per the Staff’s comments, we have deleted the pre-acquisition financial statements of the blank check company and the related pro forma data.

Item 16. Exhibits and Financial Statement Schedules, page II-2

26.	Please include an updated accountants’ consent with any amendment to the filing.

Company Response: We have included an updated accountants’ consent in this amendment.

Form 10-Q as of March 31. 2007

Note 2, Organization and Basis of Preparation of Financial Statements, page F-4

27.	Tell us how you accounted for the expenses of the recapitalization reverse merger; specifically address how you accounted for audit fees for Ritar International Group Limited.

Company Response:  The expenses of the recapitalization reverse merger, such as fees paid to attorney, the financial consultants, and the auditors were recorded when they were incurred and were classified under administrative expenses. All offering costs relating to the February 2007 Private Placement were charged to additional paid in capital.

28.
With respect to the shares sold in the June 2006 and February 2007 private placements and related warrants please make disclosure about registration obligations and liquidated damages provisions or confirm that there are none.

Company Response:  In response to the Staff’s comment, we advise the Staff that pursuant to a stock purchase agreement entered into between us and Halter Financial Investments, L.P. (“Halter”), dated as of May 18, 2006 (the “Stock Purchase Agreement”), we were under the contractual obligations to register the shares we sold to Halter in June 2006. However, there are no liquidated damages provisions in the Stock Purchase Agreement in connection with the registration of the shares issued to Halter.

Pursuant to a registration rights agreement entered into between us and certain investors, dated as of February 16, 2007 (the “Registration Rights Agreement”), we were under the contractual obligations to register the shares of our common stock sold to these investors in the February 2007 private placement as well as shares of common stock issuable upon exercise of the warrants we issued to these investors and the placement agent in connection with this private placement within 30 days following the closing of the private placement. However, there are no liquidated damages provisions in the Registration Rights Agreement.

We have also revised our financial statements to disclose this information accordingly.

29.
With respect to the warrants, please make disclosure about any conditions or circumstances that may lead to changes in exercise prices or number of warrants. Also describe the terms and conditions of any non-cash exercise provisions.

Company Response:  In response to the Staff’s comments, we advise the Staff that Section 9 of the warrants that we issued to the investors and the placement agent in connection with the February 2007 private placement transaction (the “Warrants”) provides the circumstances in which the exercise price and number of warrant shares may be adjusted from time to time. According to Section 9 of the Warrants, at any time while the Warrants are outstanding, if any of the following events takes place, the exercise price and number of warrant shares should be adjusted:

•	we pay a stock dividend on our common stock or otherwise make a distribution on any class of capital stock that is payable in shares of our common stock;

•	we subdivide outstanding shares of common stock into a larger number of shares;

•	we combine outstanding shares of common stock into a smaller number of shares;

•	there is a fundamental transaction (defined in the Warrants) of the Company.

In addition, pursuant to Section 10(b) of the Warrants, a warrant holder may notify us in an exercise notice of its election to utilize cashless exercise, in which event we should issue to the holder the number of warrant shares determined as follows:

X=Y [(A-B)/A]

where:

X= the number of warrant shares to be issued to the holder

Y= the number of warrant shares with respect to which the warrant is being exercised

A= the average of the closing prices for the five trading days (defined in the Warrants) immediately prior to (but not including) the exercise date (defined in the Warrants)

B= the exercise price

For more information with respect to the Warrants issued in connection with the February 2007 private placement, please see the Warrants that were filed as Exhibits 4.3 and 4.4 to our Current Report on Form 8-K filed on February 22, 2007.

30.
As a related matter, please tell us how you considered the requirements of SFAS 133 and EITF 00-19 in evaluating whether the warrants should be accounted for as derivatives with changes in fair value in earnings.

Company Response:  In the February 2007 Private Placement, we granted to 24 accredited investors three-year warrants to purchase 1,317,746 shares of our common stock at $2.78 per share (1,271,017 of such shares remain issuable upon the exercise of such warrants) (the “Investor Warrants”). We also granted the placement agent, Roth Capital a warrant for the purchase of 286,215 shares of our common stock with the exercise price of $2.14 per share.(the “Placement Agent Warrant”) The Investor Warrants and the Placement Agent Warrant have following significant terms:

(1) Both the Investor Warrants and the Placement Warrants have the expiration date on the third anniversary of their respective issuance.

(2) The exercise price of the Investor Warrants is $2.78 per share and the exercise price of the Placement Agent Warrant is $2.14.

(3) As indicated in our response to Comment No. 29, adjustment of exercise price and number of warrant shares are permitted when we:

•	pay a stock dividend on our common stock or otherwise make a distribution on any class of capital stock that is payable in shares of our common stock;

•	subdivide outstanding shares of common stock into a larger number of shares;

•	combine outstanding shares of common stock into a smaller number of shares;

•	conduct a fundamental transaction (defined in the Warrants) of the Company.

(4) When issued the stock certificate evidencing the underlying shares will bear a restrictive legend if the registration statement permitting the warrant holders to resell the warrant shares is not then effective

(5) Cashless exercise is permitted

(6) No cash settlement noted

Analysis of warrant per AcSEC Technical Practice Aid:

1. At inception, does the financial instrument (a) embody an obligation to repurchase the issuer’s equity shares, or is it based on variations in the fair value of such an obligation, and (b) requires or may require the issuer to settle the obligation by transferring assets?

No. Each warrant is a written call option to purchase a fixed number of shares of the Company’s common stock and does not require the Company to repurchase the shares or settle the obligation in cash. Additionally, the shares being delivered via exercise of the warrants are not redeemable.

2. Does the financial instrument embody an obligation that the issuer must or may settle by issuing a variable number of its equity shares for which the counterparty payoff is based solely or predominantly on any one of the following: (a) a fixed monetary amount known at inception, (b) variations in something other than the fair value of the issuer’s equity shares, or (c) variations inversely related to changes in the fair value of the issuer’s equity shares?

No. The warrants provide for delivery of a fixed number of shares. The monetary value of the shares delivered varies directly with the stock price of the Company’s common shares. The monetary value of the obligation to deliver these shares is not based on a fixed monetary amount, variations in something other than the fair value of the Company’s shares or variations inversely related to changes in the fair value of the Company’s equity shares.

3. Is the financial instrument indexed solely to the Company’s own stock?

Yes. The monetary value of the shares delivered upon exercise of the warrants is based solely on variations in the fair value of the Company’s stock price and is therefore considered indexed solely to the Company’s own stock.

4. Was the financial instrument issued as contingent consideration in a business combination that is subject to the measurement guidance in paragraphs 27 - 31 of FASB Statement No. 141 or was it issued (a) to compensate employees or (b) to acquire goods and services from nonemployees when performance has not yet occurred?

No. The warrants were issued to investors in connection with a capital raising transaction.

5. Evaluate the financial instrument under EITF 00-19 for classification guidance at each balance sheet date. Is net-cash settlement required or can the holder elect net-cash settlement (including the ability to elect net-cash settlement if an event occurs that is outside the control of the issuer)?

No. The warrants’ provisions only allow for gross physical settlement of the instrument. In exercise, the investor must pay the exercise price (or use the cashless exercise option as long as a registration statement covering the underlying shares is not effective) and physically receive the gross number of shares under the warrant. The warrant does not allow for net cash settlement.

6. Have all the conditions for equity classification in paragraphs 12 - 32 of EITF 00-19 been met?

Yes. The evaluation of the warrant under the criteria specified in paragraphs 14 - 32 of EITF 00-19 is as follows:

¶¶14 - 18: The warrants call for the delivery of a fixed number of unregistered shares.

¶19: The Company has 100,000,000 common shares authorized and has issued up to 18,954,267 as of the consummation of the stock purchase transaction that includes the warrants. The company has no obligation to issue any shares other than the 1,603,961 shares underlying the warrants. The 81,045,733 authorized but unissued shares are more than adequate to cover the 1,603,961 shares that could be issued under the warrants being evaluated. This assessment needs to be performed every reporting period.

¶¶20 - 24: The warrants will result in the delivery of at most, 1,603,961 shares upon exercise and therefore it explicitly limits the number of shares to be delivered.

¶25: There are no required cash payments in the event of failure to make timely filings with the SEC.

¶26: The warrant holders are not protected from decreases in the Company’s share price and therefore, has no “top-off” or “make-whole” adjustments that could be made.

¶¶27 - 28: The only settlement alternative available to the holders is physical settlement of the underlying shares. There are no provisions that allow the holders to net-cash settle.

¶¶29 - 31: There are no provisions in the warrants that provide the holder with any rights that rank higher than the common shareholders in the event of bankruptcy.

¶32: The warrant holders have no collateral to ensure that the Company will fulfill the obligation to deliver shares upon exercise of the warrants.

We have concluded that the warrants should be classified as permanent equity and not carried at fair value because the warrants would meet the paragraph 11(a) exception in SFAS 133 and therefore are not subject to that standard.

31.	Please disclose how you valued and accounted for the shares issued to Heritage Management and Zhang Qiang in February 2007.

Company Response:  On February 14, 2007, we issued 50,000 and 85,295 shares of its common stock to Heritage Management Consultants, Inc. (“Heritage”) and Zhang Qiang, respectively, in consideration for the consulting services provided by them in conjunction with the February 2007 Private Placement. Because in the February 2007 Private Placement we issued and sold to the investors our shares for a cash price of $2.14 per share, we valued the 135,295 shares of our common stock issued to Heritage and Zhang Qiang at $2.14 per share. We recorded the issuance as offering costs which were charged to additional paid in capital after the reverse merger transaction consummated on February 16, 2007.

Note 4, Recent Changes in Accounting Standards. page F-9

32.	With respect to FIN 48, please tell us why you are “currently evaluating the impact of adopting” the guidance which was effective on January 1, 2007.

Company Response:  We have revised our disclosure in Note 4, Recent Changes in Accounting Standards to state that “[t]he adoption of this pronouncement is not expected to have an impact on the Company’s consolidated financial position, results of operations, or cash flows.”

Note 19. Commitments and Contingencies, page F-19

33.	Please expand to clarify how rent expense totals only $5,041 for the first quarter while expected rent for the year exceeds $333,000.

Company Response:  Per the Staff’s comments, we have revised Note 19. Commitments and Contingencies, which provides now, in pertinent part, that:

19. Commitments and Contingencies

During the three months ended March 31, 2007, we have rent expenses amounted to $101,057, among which $73,207, $5,041 and $22,809 were recorded as a part of the cost of sales, administrative expense and selling expense, respectively.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 755- 83475380 or Louis A. Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

China Ritar Power Corp.

By:	/s/ Jiada Hu
Jiada Hu
Chief Executive Officer